SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

07 November, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 07 November, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

      Protherics to resubmit its Voraxaze(TM) BLA following FDA data request

London, UK; Brentwood, TN, US; 7 November 2006 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces that following the submission of the
Biologicals License Application ("BLA") for Voraxaze(TM) to the Food and Drug
Administration ("FDA") in the US on 15 September 2006, the FDA has requested additional manufacturing data.  As a result, Protherics has withdrawn the BLA with the intention of resubmitting once the additional data has been generated in 2007.  Voraxaze(TM) is an adjunctive therapy for patients experiencing, or at risk of, toxicity from methotrexate ("MTX"), a widely used anti-cancer agent.

In a pre-BLA meeting with the FDA in April 2006, the FDA agreed to Protherics submitting its application.  Following the submission of the BLA, the FDA has undertaken its pre-filing review, and has now requested additional manufacturing information.  Protherics will be seeking further guidance from the FDA on the precise nature of the information it requires but expects that the data will be available during 2007, following which the BLA will be resubmitted.

Based on recent discussions with the FDA, Protherics believes that Voraxaze(TM)
would be eligible for a Priority Review, reducing the review time for the BLA from 10 to 6 months.  Assuming a Priority Review, Protherics now anticipates that approval could be granted in the US from the second half of 2008, depending on the FDA's exact requirements, rather than the second half of 2007.

Protherics will continue supplying Voraxaze(TM)on a compassionate basis in the US for intervention use in patients at risk of severe or life-threatening methotrexate (MTX) toxicity due to delays in their elimination of MTX following high dose MTX therapy.  The FDA has approved the first planned use study which is due to start at the prestigious MD Anderson Cancer Center in the US in 2007.

A Marketing Authorisation Application ("MAA") for Voraxaze(TM)was submitted in the EU in June 2005 and is currently under review.  Based on the questions raised to date, Protherics anticipates receiving approval in the EU in the first half of 2007.

Andrew Heath, Chief Executive of Protherics, said:

"Following the acquisition of Voraxaze, we have spent considerable effort completing the data package required to enable regulatory submissions in the US and EU. We will work together with the FDA to minimize the impact on approval time in the US. In the meantime, we will continue to make Voraxaze available in the US on a compassionate use basis for cancer patients experiencing delayed MTX elimination following high dose methotrexate therapy.  We remain on track in the
EU where we anticipate an approval and market launch in 2007"

                                   |  Ends  |

A conference call for analysts will take place today at 08.15 GMT.  Please contact Mo Noonan at Financial Dynamics on +44 207 831 3113 for details.

For further information please contact:

Protherics

Andrew Heath, CEO                                           +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                           +1 615 327 1027

Financial Dynamics - press enquiries

London: Ben Atwell, David Yates, Anna Keeble                +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                          +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Voraxaze(TM)

Voraxaze is a unique drug that allows clinicians to control the removal of methotrexate (MTX) from the body and thereby reduce the risk of serious toxicities and death which can result from prolonged exposure to MTX following high dose methotrexate therapy (HDMTX).

Voraxaze contains a recombinant enzyme (glucarpidase) which acts by rapidly and markedly reducing MTX concentrations in the blood, which can sometimes be at dangerously elevated levels.  In one pivotal and two supportive studies,
Voraxaze was able to achieve a clinically important reduction (CIR) in MTX to less than or equal to 1 micromol/L in the majority of patients treated.  This is a generally accepted threshold below which the risk of severe MTX toxicity is considered to be reduced.  Voraxaze consistently reduced plasma or serum MTX concentrations by an average of > 98% within an hour of administration in each of the three studies.

In clinical studies, a total 25/329 (8%) patients reported 50 adverse events with a possible relationship to Voraxaze; about a third of these were allergic reactions (burning sensation, flushing, hot flush, allergic dermatitis, feeling hot, pruritis, hypersensitivity).  Two of the adverse events were considered serious, hypertension and arrhythmia, but neither was definitively associated with use of Voraxaze and the latter was considered more likely to be associated with MTX.

Protherics currently supplies Voraxaze on a named patient basis directly or for certain EU countries through IDIS World Medicines. For more information, please visit:

http://www.protherics.com/products/oncology.aspx

Methotrexate

Methotrexate is a widely used anti-cancer drug which is often used in high-doses
(>1g/m2) in certain types of cancer. However, methotrexate can result in reduced kidney function particularly when used in high doses. This further delays the elimination of methotrexate from the body leading to mucositis, increased haematological toxicity, increased risk of sepsis and in some instances death.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and oncology.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.  With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and
Europe.

The most advanced products in the Company's portfolio are Voraxaze(TM), which is expected to be approved, subject to regulatory reviews, in the EU in H1 2007 and in the US from H2 2008, as an intervention when methotrexate blood levels remain dangerously high following high doses for the treatment of cancer and CytoFab(TM), which is being developed by AstraZeneca, initially for severe sepsis, and is expected to start an additional phase 2 study in 2007.

Additional products in development include Prolarix(TM), a targeted cancer therapy for primary liver cancer and other select tumours, currently in phase 1 with a phase 2a study planned for 2007 and Angiotensin Therapeutic Vaccine for the treatment of hypertension, where encouraging phase 2a results have been demonstrated and another phase 2a is planned with an improved formulation in
2007.

The majority of the Company's sales revenues (£17.7m in the year ended 31 March
2006) are derived from two critical care products, CroFab(TM)(pit viper antivenom) and DigiFab(TM)(digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

With headquarters in London, the Company has approximately 200 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.